SSHT S&T Group Ltd.

46 Reeves Road, Pakuranga

Auckland, New Zealand, 2010

September 5, 2023

Attorneys Robert Shapiro and Linda Cvrkel

Division of Corporation Finance

Securities and Exchange Commission

Re:	SSHT S&T Group Ltd.

Registration Statement on Form S-1/A

File No. 333-271831

Filed July 6, 2023

Dear Mr. Shapiro and Ms. Cvrkel:

In response to your letter dated August 1, 2023, the following information is hereby submitted on behalf of SSHT S&T Group Ltd. (the “Company”). Amendment No. 2 to the Registration Statement on Form S-1 is being filed in conjunction with this correspondence. For your convenience, we have reproduced the Staff’s comments below in italicized text immediately before our response.

Amendment No. 1 to Registration Statement on Form S-1

Cover page

1.	We note your response to comment 2 and your disclosure that “[i]nvestors should also be aware that Chinese regulatory authorities could disallow our corporate structure which would likely result in a material change to our operations and/or decline in the value of the securities registered under this offering.” Please further revise to state that the decline in the value of the securities includes that it could become worthless.

Response: We have updated the Registration Statement as requested.

2.	You disclose that SSHT exercises effective control over the operations of SJMC pursuant to a series of contractual arrangements. We also note that you previously referred to SJMC as “WFOE.” Please tell us whether you use a variable interest entity (VIE) structure. If you do not, please affirmatively disclose, if true, that you do not use a VIE structure. Please also explain the significance of the contractual agreements and tell us what consideration you gave to filing these agreements as exhibits to the registration statement.

Response: SSHT owns 100% of WHL and WHL owns 100% of SJMC. SJMC is a Wholly Foreign Owned Enterprise (“WFOE”). SSHT controls the operations of SJMC and is entitled to the economic benefits derived from SJMC operations. As such, there are no contractual agreements between SSHT, WHL, of SJMC and references to any contractual agreements between these entities have been removed from the Registration Statement. The Company does not employ a VIE structure and we have affirmatively disclosed this fact as requested.

3.	We note your response to comment 3. Please revise to make clear that these risks could result in a material change in your operations. Make conforming changes throughout the document.

Response: We have updated the Registration Statement as requested.

4.	We note your statement that the Cyberspace Administration of China “launched an investigation which recently culminated in an announcement favouring plans to delist in the US in favour of Hong Kong.” This description does not appear to explain the recent actions of the CAC. Please revise to explain the recent actions taken by the CAC, including the Measures for Cybersecurity Review and the Draft Regulations on Network Data Security. Make similar changes elsewhere that you discuss the CAC.

Response: We have updated the Registration Statement as requested.

5.	We note your response to comment 4 and reissue in part. Please revise the prospectus, as you do in your correspondence, to clearly disclose how you will refer to the holding company and each subsidiary, including SJMC and WHL throughout the document so that it is clear to investors which entity the disclosure is referencing.

Response: We have updated the Registration Statement as requested.

6.	We note your response to comment 5 and reissue in part. Please revise to provide cross references to the consolidated financial statements and to your discussion about how cash is transferred in your summary, summary risk factors, and risk factors sections, as provided in the comment.

Response: We have updated the Registration Statement as requested.

7.	We reissue comment 6. Please amend your disclosure here and in the risk factors sections to state that, to the extent cash or assets in the business are in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.

Response: We have updated the Registration Statement as requested.

8.	Please revise the cross references on the cover page to identify the specific risk factor instead of using a general cross-reference to “Risks Related to Doing Business in China.”

Response: We have updated the Registration Statement as requested.

9.	Please disclose which entity you are referring to when you use the term “Material PRC Company.”

Response: We have updated the Registration Statement to replace all references to the term “Material PRC Company” with “SJMC”.

Our Corporate History and Background, page 1

10.	We note your response to comment 14. Please revise to include a diagram to accompany your summary of the company’s corporate structure on page 2. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Further revise to describe the relevant contractual agreements among you, WHL and/or SJMC that affect the manner in which you operate, impact your economic rights, or impact your ability to control your subsidiaries. Disclose the uncertainties regarding the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Response: We have updated the Registration Statement as requested. there are no contractual agreements between SSHT, WHL, of SJMC and references to any contractual agreements between these entities have been removed from the Registration Statement.

Prospectus Summary, page 1

11.	We note your response to comment 8. We also note your disclosure on page 2 that “[t]he Company faces many risk factors by having its operations in China,” and the risk involving actions by the Chinese government to exert more oversight and control. Please revise to include a separate section here that is titled “Summary of Risk Factors,” and separately list each of the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors, with cross- references to each relevant individual detailed risk factor in the risk factor section. In the Summary of Risk Factors, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We note that you discuss some of these risks in the narrative disclosure on page 2, but these risks should be listed and discussed separately under the “Summary of Risk Factors” heading.

Response: We have updated the Registration Statement as requested.

12.	We note your response to comment 9 and reissue in part, to also disclose in this section your current cash on hand, related-party loan and total current liabilities.

Response: We have updated the Registration Statement as requested.

13.	We note your response to comment 10 and reissue to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. Please revise to clearly state whether or not you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency. To the extent that you believe certain permissions or approvals are not required, discuss how you came to the conclusion, why that is the case, and the basis on which you made that determination. If you relied on an opinion of counsel, name counsel in the disclosure and file a consent of counsel as an exhibit. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. We note your statement that assuming no offer, issuance or sale of common shares has been or will be made within the PRC, prior approval from the CSRC is not required for the offering. Please explain your basis for this statement, as it does not appear to correctly describe the application of CSRC regulations to overseas offerings.

Response: We have updated the Registration Statement as requested.

14.	We note your response to comment 11. Please revise your disclosure to address the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), published by the China Securities Regulatory Commission on February 17, 2023. Describe the potential impact to you or your subsidiaries stemming from the Trial Measures, if any.

Response: We have updated the Registration Statement as requested.

15.	We note your response to comment 12 about how cash is transferred through the organization and reissue in part. Please revise to provide cross-references to the consolidated financial statements.

Response: We have updated the Registration Statement as requested.

Business Overview, page 3

16.	You disclose that the company “faces uncertainties as to whether market clearance is required, and, if required, whether it can timely obtain such clearance, or at all,” and if you are not able to obtain such clearance when required, your structure may be regarded as invalid or illegal, which could result in you being unable to consolidate the financial results of SJMC. Please revise your disclosure to clearly state which market clearance you are referencing, and how such clearance could impact the ability to consolidate the financial results of SJMC.

Response: We have updated the Registration Statement as requested.

Changes in the U.S. capital markets..., page 8

17.	Please revise your risk factor to indicate that to date you have only had one client quoted on the OTC markets and have not yet had any clients list on other U.S. exchanges. Given that you have had only one client quoted in the U.S., please explain your statement that all your former and current clients have chosen to go public in the U.S., as this suggests you have multiple clients that have gone public in the U.S. Please also explain how your consulting business has grown.

Response: As previously mentioned, we have assisted three companies in a going-public transaction – one through an initial public offering registered on an S-1, and two through reverse merger transactions with publicly traded entities. We have updated the Registration Statement to reflect the fact that each of those companies are being quoted through OTC Markets and that we have not had any clients list on any other U.S. exchanges.

Risk Factor

Risks Relating to Doing Business in China

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises..., page 10

18.	We note your response to comment 17 and reissue for clarification. Please explain what it means that you face uncertainties with respect to indirect transfers of equity interests by non-PRC holding companies. Explain which government entity or agency regulates such transfers and how such transfers could result in a material change in your operations or the value of your common shares. Please also revise to clearly state that if the PRC government determines that your corporate structure does not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

Response: We have updated the Registration Statement as requested.

Recent events have resulted in greater oversight by the Cyberspace Administration of China..., page 11

19.	We note your response to comment 18 and reissue in part. Please revise your disclosure about the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, to state that it decreases the number of consecutive “non- inspection years” from three years to two years, and thus, reduces the time before your securities may be prohibited from trading or delisted.

Response: We have updated the Registration Statement as requested.

20.	We note your response to comment 20 and reissue in part. Please revise to explain to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Provide the basis for this conclusion.

Response: We have updated the Registration Statement as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Changes in the PRC Regulatory Environment may impact our business and results of operations, page 23

21.	Your discussion in the first paragraph on page 24 which indicates your net income was $437 for the year ended December 31, 2022 is inconsistent with the net income reflected in your statement of operations on page F-4 of $10,437. Please reconcile and revise these disclosures.

Response: The ‘$437’ figure was incorrect. We have updated the paragraph referenced in the Commission’s comment to reflect net income of $10,437.

Liquidity and Capital Resources, page 26

22.	Your disclosure in the second paragraph on page 26 which indicates that net cash used in operating activities during the year ended December 31, 2022 was due to net income of $437 is inconsistent with the amount of net income reflected in your consolidated statement of operations on page F-4 and with the amount of net income reflected in your consolidated statement of cash flows on page F-7 of $10,437. Also, the decrease in amounts due to related parties of $(34,116) during this period as indicated in this paragraph is inconsistent with the amount reflected in your statement of cash flows on page F-7 of $21,684. Please reconcile and revise these disclosures.

Response: The ‘$437’ figure was incorrect. We have updated the paragraph referenced in the Commission’s comment to reflect net income of $10,437.

23.	You state on page 32 that “[d]uring the years ended December 31, 2022, and 2021, Mr. Zonghan Wu advanced a total of $81,823 and $115,939 to the Company for payment of administrative expenses and legal fees, which amount remains due and payable.” Please revise here to discuss the material terms of the related party loan(s) and file related agreements as exhibits to the registration statement. Additionally, please clarify whether you intend to use a portion of the net proceeds to repay the loans, and if so, revise your Use of Proceeds to state so. Refer to Item 601(b)(10); Item 303(b); and Instruction 4 to Item 504 of Regulation S-K.

Response: The loans in question are unsecured, non-interest bearing, and have no specific terms for repayment, nor will any proceeds from the Offering be used to repay any portion of the outstanding balances of the loans. As at August 9, 2023, only the loan in the amount of $81,823 remained outstanding. To mitigate any further concerns in relation to these transactions, Zonghan Wu waived the repayment of the $81,823 loan. As such, there are currently no interested/related party loans between Zonghan Wu and the Company.

Net Cash Provided by Financing Activities, page 26

24.	Your disclosure which indicates that net cash provided by financing activities was $65,800 during the year ended December 31, 2022 is inconsistent with your statement of cash flows on page F-7 which indicates that no cash was provided by financing activities during this period. Please reconcile and revise these disclosures.

Response: We have updated the Registration Statement to correct the inconsistency.

Going Concern, page 26

25.	Your disclosure which indicates that the Company had net income of $437 for the year ended December 31, 2022 is inconsistent with the statement of operations for this period which indicates net income of $10,437. Please reconcile and revise these disclosures.

Response: The ‘$437’ figure was incorrect. We have updated the paragraph referenced in the Commission’s comment to reflect net income of $10,437.

Management Directors, Executive Officers and Corporate Governance, page 28

26.	Please revise to provide the disclosure required by Item 407(a) of Regulation S-K regarding director independence. Additionally, please update Zonghan Wu’s biography to detail his business experience in the last five years as required by Item 401(e)(1).

Response: We have updated the Registration Statement as requested.

27.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between you and your subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and to U.S. investors. Provide cross-references to the consolidated financial statements.

Response: We have updated the Registration Statement as requested.

Report of Independent Registered Public Accounting Firm, page F-2

28.	Please obtain an auditors’ report from your independent registered public accounting firm which references the error corrections made in the Company’s financial statements pursuant to the guidance in paragraphs .09 and .10 of AS 2820 or explain why you do not believe this is required.

Response: In the opinion and professional judgement of the Company’s independent registered public accounting firm, the adjustment amounts for 2022 (as reflected in the table below) (i) did not affect the financial statements of the prior period; and (ii) were immaterial in amount and impact to current period financial statements. As such, we do not believe the the guidance in paragraphs .09 and .10 of AS 2820 is applicable.

	For the year ended December, 2022
	As previously reported	Restatement Adjustment	As revised
Item	US$	US$	US$
Other income (expenses), net	(9,379)	10,000	621
Net (Loss) income	437	10,000	10,437
Additional paid-in capital	2,373,962	-10,000	2,363,962
Accumulated deficit	(2,543,986)	10,000	(2,533,986)

Consolidated Statements of Cash Flows, page F-7

29.	Your consolidated statement of cash flows indicates that changes in amounts due to a related party resulted in cash inflows of $21,684 during 2022. Given that your balances due to related parties as disclosed in Note 7 declined by $34,116 during this period which would indicate that related party balances were repaid during the period, please explain how you determined that amounts due to related parties provided cash inflows of $21,684 during this period. As part of your response, please provide us with a rollforward analysis of the activity impacting your due to related parties payable during 2022.

Response: As shown in the above below, the amount due to a related party decreased by $34,116 in 2022, of which $55,800 was debt-to-equity swap, which was a non-cash financing activity and had been listed separately in “consolidated statements of cash flows, page F-7”, so it caused the amount due to a related party in operating activities to change from -$34,116 to $21,684.

Amount due to a related party
Item	US$
Closing balance - 31/12/2021	115,939
Closing balance - 31/12/2022	81,823
Movement	-34,116
Add: Non-cash investing and financing activities (Common stock issued for services and a reduction in related party debt)	55,800
Amount due to a related party	21,684

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(a) Basis of Presentation, page F-8

30.	Please revise your disclosure to explain the basis for management’s conclusion that the Company has sufficient funds for sustainable operations, and it will be able to meet its payment obligations from operations and debt related commitments for the next twelve months from the issuance of the consolidated financial statements. We note that the company had no available cash and cash equivalents or debt financing commitments in place at December 31, 2022, and that the company’s administrative expenses and legal fees were paid through advances from it CEO Mr. Zonghan Wu to date. This comment also applies to your disclosure in the interim financial statements for the quarter ended March 31, 2023. Refer to ASC 205-40-50.

Response: We have updated the Registration Statement as requested. Please see Note 2(a) to the financial statements.

SSHT S&T Group Condensed Financial Statements for the Three Months Ended March 31, 2023 and 2022, page F-15

31.	Please present a condensed consolidated statement of comprehensive income on a comparative basis for the three-month periods ended March 31, 2023 and 2022. Refer to ASC 220-10-45-18.

Response: We have updated the Registration Statement as requested.

Condensed Consolidated Balance Sheets, page F-16

32.	Please revise to present your audited consolidated balance sheet at December 31, 2022 alongside your March 31, 2023 balance sheet instead of the unaudited consolidated balance sheet at March 31, 2022. Refer to the guidance in Item 8-03 of Regulation S-X.

Response: We have updated the Registration Statement as requested.

33.	Please reconcile your common shares issued and outstanding at both March 31, 2023 and 2022 with the common shares issued and outstanding in your consolidated financial statements for the year ended December 31, 2022, and revise accordingly. Also, please reconcile the number of common shares authorized as reflected in your interim balance sheets to the 100,000,000 common shares authorized as reflected in your audited financial statements for the year ended December 31, 2022, and revise accordingly.

Response: We have updated the Registration Statement as requested.

Condensed Consolidated Statement of Stockholders’ Equity (Deficit) for the Quarter Ended March 31, 2023, page F-18

34.	Please reconcile the common shares issued and outstanding at December 31, 2022 as well as the related balances for common stock and additional paid-in capital to your consolidated audited financial statements for the year ended December 31, 2022, and revise accordingly. It appears you have omitted the 10 million shares common shares issued for the acquisition of WHL in December 2022. Also, the accumulated deficit and accumulated other comprehensive income (loss) as of December 31, 2022 as disclosed on page F-18 do not agree to the amounts reflected in the audited financial statements on page F-6. Please reconcile and revise these disclosures.

Response: We have updated the Registration Statement as requested.

Condensed Consolidated Statement of Cash Flows for the Three Months Ended March 31, 2023, page F-19

35.	Please reconcile the change in your related party notes payable balance from December 31, 2022 to March 31, 2023 with the proceeds from related party loans for the quarter then ended. You disclose that your CEO paid administrative expenses and legal fees for the company during the quarter ended March 31, 2023 in Note 4. It appears that these advances represent either proceeds from related party loans or are non-cash financing activities for the three months ended March 31, 2023. Please revise your statement of cash flows or disclosure as appropriate. Refer to ASC 230-10-45 and ASC 230-10-50-3.

Response: We have updated the Registration Statement as requested.

36.	Your consolidated statement of cash flows for the three months ended March 31, 2022 reflects $55,800 of proceeds from related party loans while your consolidated statement of cash flows for 2022 does not include these cash flows. Instead, it includes common stock issued for services and as a reduction of related party debt in the same amount. As it appears this represents the same transaction, please reconcile and revise your treatment in the statement of cash flows for 2022 and the quarter ended March 31, 2022 so the treatment is consistent for both periods. Your response should also explain why the revised treatment used in both periods is appropriate pursuant to the guidance in ASC 230.

Response: We have updated the Registration Statement as requested.

Note 3 - Acquisitions, page F-24

37.	Your disclosure in the second paragraph of Note 3 indicates that tangible and intangible assets acquired were recorded based on their estimated fair values at the acquisition date and the excess of the purchase price over fair values of the net assets acquired was recorded to goodwill. This disclosure is inconsistent with that noted in Note 5 to the audited financial statements which indicates that the assets acquired were recorded based on their historical cost and the excess paid over the parent’s basis of the net assets was recorded to equity. Please reconcile and revise these disclosures for consistency.

Response: We have updated the Registration Statement as requested.

Note 5 - Equity, page F-24

38.	The number of shares of Company common stock issued and outstanding at March 31, 2023 as disclosed in Note 5 is inconsistent with the number disclosed in the consolidated statement of changes in stockholders’ equity on page F-18 at this date. Please reconcile and revise these disclosures.

Response: We have updated the Registration Statement as requested.

Notes to Condensed Consolidated Financial Statements

Note 4 - Related Party Transactions, page F-24

39.	Please revise to disclose the advances from your CEO for payment of administrative expenses and legal fees for the three months ended March 31, 2023 instead of the amount for the year ended March 31, 2023. Also, please reconcile the related party loan advances for the three months ended March 31, 2023 with the net change in your related party payable balance between December 31, 2022 and March 31, 2023. If there are other transactions that impacted the related party advances payable during the three months ended March 31, 2023, please disclose the nature and amounts of these transactions.

Response: We have updated the Registration Statement as requested.

General

40.	We note your response to comment 31 and reissue in part. It does not appear that you have provided the information required by Item 101 of Regulation S-K (description of business). Please revise.

Response: We have updated the Registration Statement as requested.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

SSHT S&T Group Ltd.

/s/ Zonghan Wu
Zonghan Wu
CEO